Exhibit 99.38

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NEWS RELEASE

NexTech Announces Ori Inbar, AR Pioneer and Founder of AugmentedReality.org, to Join Advisory Board

May 1, 2019 – New York, NY - Toronto, ON – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB:NEXCF) (CSE:NTAR) (FSE:N29) is pleased to announce that it has appointed Ori Inbar to its Advisory Board as it ramps up its AR product offerings and sales efforts. Inbar is a recognized AR expert, having been involved in the industry for over a decade as both a startup entrepreneur and a venture capital investor through SuperVentures. With his long term perspective and extensive industry relationships, he is uniquely positioned to help guide NexTech on its growth trajectory and identify acquisition opportunities.

“We are excited to appoint Ori to NexTech’s Advisory Board, and to utilize his unparalleled experience within the AR industry to fuel-future growth of our company. With the AR industry growing at a very rapid rate - and NexTech keeping pace - having a resource like Ori is invaluable,” said Evan Gappelberg, CEO of NexTech. “As NexTech continues to identify growth opportunities - both organically and through acquisition - Ori’s experience both as an AR technology founder and an investor will be crucial to reaching our long term vision. We welcome him to the team and are looking forward to his leadership.”

“I look forward to joining the NexTech Advisory Board during a time of tremendous growth for both the company and the AR industry, and to use my decade of industry experience to help guide future growth and company initiatives,” said Inbar. “NexTech has a great approach to ecommerce that can disrupt the industry through engaging AR experiences that are easy and cost-effective to integrate. It’s an exciting time to join the team.”

About Ori Inbar:

Ori is the world’s leading expert in augmented reality and has devoted the past 12 years to fostering the AR ecosystem. In 2009, Ori was the co-founder and CEO of Ogmento (renamed Flyby Media - Acquired by Apple), one of the first venture-backed companies conceived to develop augmented reality games and tech. In 2012, Ori founded AugmentedReality.org, a non-profit organization on a mission to advance augmented reality in order to advance humanity. AugmentedReality.org has a moonshot goal to inspire 1 billion active users of augmented reality by 2020 and is the producing organization behind AWE, the world’s largest AR and VR event in Silicon Valley, Asia, and Europe. Ori is a recognized speaker in industry events and a sought-after advisor for AR startups and initiatives. Previously, as Senior Vice President of Solution Marketing for SAP’s platform, Ori was responsible for the positioning and marketing of SAP NetWeaver - which under his leadership grew from a mere concept to a billion dollar business for SAP. Prior to SAP, Ori joined TopTier Software, as one of the first employees of this start-up. He led the development and introduction to the market of more than 15 multimedia and business applications including the world’s leading enterprise portal, which in 2001 was acquired by SAP for $400 Million.

As compensation for his advisory services Ori inbar was issued 100,000 options that vest over 3 years at an exercise price of $.78 CDN.

About NexTech AR Solutions Corp.

NexTech is bringing a next-generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D AR/AI technology anywhere. Online retailers can subscribe to NexTech’s state-of-the-art, 3D AR/AI solution for $79/mo. The company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

3